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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                    -----------------------------------------

                                  SCHEDULE 13D
                               (AMENDMENT NO. 1)

                    Under the Securities Exchange Act of 1934

                                Galoob Toys, Inc.
                               ------------------
                                (Name of issuer)

                                  Common Stock
                           ---------------------------
                         (Title of class of securities)

                                    364091108
                                 --------------
                                 (CUSIP number)

                                 Lucasfilm Ltd.
                             5858 Lucas Valley Road
                            Nicasio, California 94946
                                 (415) 662-1800
                 ----------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                    COPY TO:

                                  Tad J. Freese
                                Latham & Watkins
                        505 Montgomery Street, Suite 1900
                      San Francisco, California 94111-2562
                                 (415) 391-0600

                               September 25, 1998
               --------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]



                                Page 1 of 4 Pages
                           Exhibit Index is on Page 4



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         This Amendment No. 1 to Schedule 13D is being filed on behalf of the undersigned Reporting Persons to amend the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on October 24, 1997
(the "Schedule 13D"), relating to shares of common stock, par value $.01 per share (the "Shares"), of Galoob Toys, Inc., a Delaware corporation (the "Company"). Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

Item 4.  Purpose of Transaction.

         Item 4 to the Schedule 13D is hereby amended, in pertinent part, as follows:

         On September 25, 1998, Lucas Licensing agreed with Hasbro, Inc., a Rhode Island corporation ("Hasbro"), to exchange its warrant to purchase 2,130,000 Shares for a warrant (the "Lucas Licensing Hasbro Warrant") to purchase 2,400,000 shares of Hasbro common stock, par value $.50 per share, at an exercise price of thirty-five dollars per share, upon the closing of Hasbro's acquisition of Galoob prior to March 31, 1999. The Lucas Licensing Hasbro Warrant will be exercisable from the initial theatrical release in the United States of the first prequel theatrical motion picture to the classic Star Wars trilogy through the eleventh anniversary of the grant date.

         On September 25, 1998, Lucasfilm agreed with Hasbro to exchange its warrant to purchase 1,450,000 Shares for a warrant (the "Lucasfilm Hasbro Warrant") to purchase 1,600,000 shares of Hasbro common stock, par value $.50 per share, at an exercise price of thirty-five dollars per share, upon the closing of Hasbro's acquisition of Galoob prior to March 31, 1999. The Lucasfilm Hasbro Warrant will be exercisable from the initial theatrical release in the United States of the first prequel theatrical motion picture to the classic
Star Wars trilogy through the twelfth anniversary of the grant date.

         At the same time, the terms of the licensing arrangements between Galoob and the Reporting Persons were also amended effective upon the closing of Hasbro's acquisition of Galoob.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Item 6 to the Schedule 13D is hereby amended, in pertinent part, as follows:

         Lucas Licensing and Lucasfilm have agreed with Hasbro to exchange their respective warrants to purchase Shares for warrants to purchase Hasbro common stock, as detailed in Item 4 above.

Item 7.  Material to be Filed as Exhibits.

         Exhibit 1   Joint Filing Agreement (incorporated by reference to the
                     Schedule 13D).



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                                    SIGNATURE

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 29, 1998

                                        Lucasfilm Ltd.

                                        By: /s/ Gordon Radley
                                            -----------------------------------
                                        Name:  Gordon Radley
                                        Its:   President



                                        /s/ George W. Lucas, Jr.
                                        ---------------------------------------
                                        George W. Lucas, Jr.


                                        Lucas Licensing Ltd.

                                        By: /s/ Gordon Radley
                                            -----------------------------------
                                        Name:  Gordon Radley
                                        Its:   President



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                                  EXHIBIT INDEX

Exhibit 1      Joint Filing Agreement (incorporated by references to the
               Schedule 13D).


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